

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

March 5, 2021

Joseph V. Amato
Chief Executive Officer and President
Neuberger Berman 5G Connectivity Fund Inc.
c/o Neuberger Berman Investment Advisers LLC
1290 Avenue of the Americas
New York, New York 10104-0002

> Re:    Neuberger Berman 5G Connectivity Fund Inc. (the "Fund")
> File Nos. 811-23635; 333-252699

Dear Mr. Amato:

We have reviewed the registration statement on Form N-2 filed February 3, 2021, with the Commission on behalf of the Fund (the "Registration Statement") with respect to an offering of common shares.  Our comments are set forth below.  Please consider a comment made with respect to one section applicable to similar disclosure elsewhere in the Registration Statement. All capitalized terms not otherwise defined herein have the meaning given to them in the Registration Statement.

## *General*

1.  We note that portions of the Registration Statement are incomplete.  We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

## *Registration Statement Cover*

2.  Please check the appropriate boxes to indicate the nature of the Fund.

## *Prospectus Cover*

3.  Your Prospectus Cover is several pages long and repeats, sometimes verbatim, information that is contained in the Summary.  Please truncate your cover disclosure to focus on, and introduce investors to, the most important aspects of the Fund and the Offering.  The Summary and subsequent disclosures may then provide investors with

additional information in a layered way, using cross-references where appropriate.  Please revise as appropriate.

4.  On page ii of the Cover, in *Investment Objectives*, the disclosure states "The Fund's investment objectives are to provide total return and income."  As the Fund will invest 80% of its total assets in equity securities, and the term "total return" encompasses the Fund's receipt of income from dividends or other sources, please explain to us supplementally the purpose of including "and income" in the Fund's objective.  Alternatively, please delete "and income" from the Fund's objective.

5.  In the following paragraph on page ii, *Investment Strategy*, the disclosure states

> Under normal market conditions, the Fund will invest at least 80% of its total assets in equity securities…that *offer exposure to* the use, development and enhancement of the mobile internet through the fifth generation mobile network ("5G") *and future generations of network connectivity and technology* (collectively, "5G Companies"). For purposes of this policy, the Fund considers 5G Companies *to include* companies that are, in the Adviser's…view, expected to generate *a significant* amount of their growth potential and/or revenues from the development, advancement, use or sale of products, processes or services *related to* 5G *or future generations of network connectivity and technology* [emphasis added].

Regarding this disclosure, please address the following comments:

a.  Please clarify in the disclosure the meaning of the phrase "offer exposure to".  In doing so, the disclosure should indicate that these securities are of companies with principal business activities economically tied to 5G.

b.  As the Fund's name refers specifically to "5G Connectivity", please delete the reference to "future generations of network connectivity and technology" from the 80% test.  Alternatively, please include disclosure indicating that companies relying on the future generations of network connectivity have similar economic characteristics to those whose growth and revenue are connected to 5G.

c.  Regarding the disclosure "the Fund considers 5G Companies *to include* companies", please replace the phrase "to include" with "to be".

d.  In the disclosure, please define "significant" objectively.  For example, would significant be equivalent to at least 50% of a company's revenue or profit?  Or equivalent to a company devoting 50% of its assets to 5G?  Please revise the disclosure to clarify what standard will be applied to determine the amount of growth and/or revenues would be needed to meet this requirement.

e. Please clarify in the disclosure the phrase "related to 5G" to indicate how a company's growth and/or primary source of revenue is directly connected to 5G.

6. The first full paragraph on page iii, *Investment Strategy (continued),* contains the following disclosure:

> The Adviser systematically and explicitly includes material Environmental, Social and Governance ("ESG") risks and opportunities in investment analysis and investment decisions for all securities to help identify high quality securities. The Adviser conducts ongoing proprietary ESG research, including proactive engagement on ESG issues. The Adviser assesses all securities in relation to their exposure to and the management of material ESG risks.

This exact disclosure is repeated two other times in the Prospectus with no context or explanation of relevance to the Fund and its investment strategy. It is unclear what ESG "risks and opportunities" the Adviser is including in its analysis when determining what securities to buy to achieve the Fund's objective. In addition, as written, this disclosure is too generic to inform investors about how the Adviser, in making its assessments with respect to material ESG risks, actually measures and analyzes companies. Please respond in accordance with the following:

a. If ESG considerations are a part of the Fund's principal strategy, please revise this disclosure to clarify how these considerations are applied specifically to the Fund and the data and metrics the Adviser uses to evaluate a company's ESG desirability. In addition, please explain what ESG "risks and opportunities" are and how they are considered in the context of the Fund's focus on 5G technology.

b. If ESG evaluation of potential investments is not a principal strategy of the Fund, please delete this disclosure as its inclusion in the Prospectus is potentially misleading. *See* Gen. Instr. Part A: *The Prospectus* of Form N-2 (the prospectus should include only information needed to understand the fundamental characteristics of the Fund).

7. On page iii, in the penultimate paragraph of *Investment Strategy (continued)*, the disclosure states "the Fund may invest in securities of U.S. and foreign (non-U.S.) companies." Please disclose here and in the Prospectus Summary that the Fund's non-U.S. investments include those in emerging markets.

8. Also in this paragraph, the disclosure indicates that the Fund may invest in convertible securities. Please confirm supplementally whether the Company intends to invest in contingent convertible securities ("CoCos") and, if so, the anticipated amount of the investment. If the Company expects to invest in CoCos, the Company should consider what, if any, disclosure is appropriate. If CoCos will be a principal investment strategy of the Company, please describe them and add appropriate risk disclosure.

9. In the last paragraph on page iii, in *Use of Leverage*, the disclosure indicates that the Fund *currently* does not intend to issue debt securities or preferred shares, but that it may do so. Please confirm supplementally that the Fund will not issue these types of securities for one year following the effectiveness of the Registration Statement.

### *Prospectus*

Prospectus Summary

10. On page 2, in *Eligible Tender Offer*, the disclosure states "In anticipation of an Eligible Tender Offer or the Termination Date (such period of time, the "wind-down period"), the Fund may begin liquidating all or a portion of the Fund's portfolio… ." Is there an anticipated period of time before the Eligible Tender Offer or Termination Date that the wind-down period is expected to begin? If so, disclose.

11. In the first full paragraph on page 5, in *Investment Strategies*, the disclosure states "The Fund may invest up to 20% of its total assets in equity securities issued by companies that are not 5G companies, as well as in debt securities from any type of issuer and credit rating. If the Fund's investment in debt securities will include those rated below investment grade, please disclose so and indicate that these securities are known as "junk".

12. Also in *Investment Strategies*, in the following paragraph on page 5, in the fourth line, the disclosure references "risk-adjusted returns". Please explain in the disclosure the meaning of the term risk-adjusted.

13. In this same paragraph on page 5, the disclosure states that the Fund may distribute return of capital to stockholders in order to maintain a level distribution. The disclosure states "A return of capital distribution may involve a return of a Common Stockholder's original investment." Please also disclose, in a simple and understandable manner, what a return of capital's impact is on shareholders. In doing so, please disclose that while distributions that represent a return of capital will generally not be taxable to shareholders, but rather these distributions may reduce a shareholder's cost basis, which could result in shareholders having to pay higher taxes in the future when shares are sold, even when shares are sold at a loss from the original investment.

14. In the third paragraph on page 5, the disclosure in the first line states "The Fund may initially write put and call options, the notional amount of which the Fund currently intends would be approximately 10% to 40% of the Fund's total assets… . Please explain in the disclosure the concept of "notional" amount in plain English.

15. On page 6, in the carry-over paragraph, in *Leverage,* the disclosure references short sales. Please explain briefly in the disclosure here what short sales are. Please also confirm

supplementally that the costs associated with short sales will be included in "Other Expenses" in the fee table on page 34.

16. On pages 7 and 8, in *Distributions on Common Stock*, please revise the disclosure to clarify the distinction between the Level Rate Distribution Policy and Managed Distribution Policy.

17. On page 16, in *Special Risk Considerations, Private Companies and Pre-IPO Investments*, the disclosure indicates that the Fund's investments in private companies include pre-IPO shares -- "companies that have not yet issued securities publicly in an initial public offering… ." Please disclose these investments in *Investment Strategies.* Please also disclose the development stage of the Fund's pre-IPO investments. For example, on page 64, the disclosure in the paragraph entitled *Investments in Unseasoned Companies Risk* states

> Some of the companies in which the Fund may invest will be start-up companies which may have insubstantial operational or earnings history or may have limited products, markets, financial resources or management depth. Some may also be emerging companies at the research and development stage with no products or technologies to market or approved for marketing.

If the Fund will invest in these early stage companies as a principal investment, please disclose these investments in *Investment Strategies* and include appropriate risk disclosure in *Special Risk Considerations*. If not, please move the risk disclosure for *Unseasoned Companies* to the SAI.

18. On pages 26-27 in *Special Risk Considerations*, the disclosure in *Foreign and Emerging Market Risk* references specifically the Greater China region. The following paragraph is entitled *Risks of Investments in China A-shares through Stock Connect Programs*. Please disclose in *Investment Strategies* the Fund's investment in China as a principal strategy and China A-shares as a principal investment.

19. On page 29, in *Special Risk Considerations*, *Portfolio Turnover*, the disclosure states that the "Fund may engage in active and frequent trading." If appropriate, please disclose active trading as a principal strategy of the Fund in *Investment Strategies*.

20. On page 31 and carrying over to page 32, in *Special Risk Considerations* the disclosure includes a paragraph entitled *Climate Change*. The paragraph describes the general business and property risks associated with global climate change, but also states the specific risk of loss from climate change affecting "the value of mortgage-backed securities, the bonds of municipalities that depend on tax or other revenues and tourist dollars generated by affected properties, and insurers of the property and/or of corporate, municipal or mortgage-backed securities." None of these investments are principal strategies of the Fund. Please move this disclosure to the SAI or delete.

21. On page 33, in *Secondary Market for the Common Stock*, the disclosure states "Common Stock will not be issued pursuant to the distribution reinvestment plan at any time when Common Stock is trading at a lower price than the Fund's NAV per share of Common Stock." If Common Stock is not issued when the Fund is trading at a discount, how is the distribution reinvestment plan administered during this circumstance? Please disclose.

22. Regarding the disclosure in the Prospectus Summary, we have the following comment. We generally encourage providing a prospectus summary where the length and complexity of the prospectus makes a summary useful, and believe a summary should only provide a brief overview of your business, the key aspects of the offering, and related risks. Here the summary is approximately 33 pages and includes 25 pages of detailed risk disclosure that are repeated later in the document. As written we believe the summary risk disclosure is too lengthy and detailed for its purpose. Please revise as appropriate.

Risks

23. On page 60, in *5G Companies and Emerging Technologies Investment Risk*, the disclosure states "there are few public companies for which 5G technologies represent an attributable and significant revenue or profit stream, and such technologies may not ultimately have a material effect on the economic returns of companies in which the Fund invests." Please provide enhanced strategy and risk disclosure explaining the types of information and analyses the Adviser will use to determine a company has material exposure to 5G technologies while also addressing any limits to available information and analyses in greater detail.

Management of the Fund

24. On page 89, *Management Agreement*, the disclosure states "A discussion regarding the basis for the approval of the management agreement by the Boards will be available in the Fund's initial annual report to stockholders." In place of "initial", please provide the period covered by the report. *See* Item 9, Instruction 4, of Form N-2.

Anti-Takeover and Provisions in the Articles of Incorporation

25. The disclosure in this section uses lengthy paragraphs, embedded lists, and references to rules and statutory provisions that are not explained. As a result, the disclosure is difficult for investors to understand. Please revise to present this information in clear, concise and understandable language.

26. On page 99, in the carry-over paragraph, the disclosure indicates that "certain of the transactions described above may be prohibited by the 1940 Act." Please explain the reference and why you believe it is appropriate to include such transactions in the Fund's Articles.

27. On page 99, we note your disclosure that the Articles require that, prior to bringing a derivative action, "a demand must first be made on the Board by stockholder(s) representing at least 5% of the shares…." Please exclude an explicit carve-out from the 5% restrictions for claims under the federal securities laws. In addition, please explain why the fee shifting provision and waiver of a jury trial would be appropriate for claims arising under the federal securities laws. *See* generally Section 14 of the Securities Act of 1933.

28. At the top of page 100, the disclosure states "The Articles provide for the exclusive forum in which certain types of litigation may be brought…." Please name the forum(s) provided for in the exclusive forum provision.

### *Statement of Additional Information*

29. On page 115, with respect to the Fund's fundamental investment policies and limitations, #3 Industry Concentration, we have the following comments:

    a. The disclosure states "that the Fund will invest greater than 25% of its total assets in companies *operating in* one or more industries within the information technology and communication services groups of industries [emphasis added]." Please replace "operating in" with "conducting their principal business in". Please make corresponding changes throughout the registration statement.

    b. The disclosure indicates that the limitation on industry concentration does not apply to securities of other investment companies. Please note that the Fund and the Adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the Fund is in compliance with its concentration policies. Please add disclosure to clarify that the Fund will consider the investments of its underlying investment companies when determining the Fund's compliance with its concentration policies.

    c. Please also note that the concentration limitation applies to certain tax exempt securities. The Fund should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investments should be allocated when determining the fund's compliance with its concentration policies.

    d. The penultimate sentence of the disclosure on concentration states "The Fund's industry concentration policy does not preclude it from focusing investments in issuers in a group of *related industrial sectors* [emphasis added]." Please explain to us supplementally what this sentence means and its purpose in including it in the fundamental restriction. Also, the phrase "industrial sectors" is confusing as the concentration limitation applies to industries but not sectors.  Please omit the word "industrial" and clarify that this sentence refers to different economic sectors.

\*       \*       \*       \*       \*       \*       \*       \*

Please respond to our comments above in an amendment to the Registration Statement. Where no change will be made in response to a comment, please note that in a cover letter or separate correspondence and briefly state the basis for your position.

We should also advise you that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing, including information provided in response to our comments.

We will consider a written request for acceleration of the effective date of the Registration Statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.  If all comments on the Registration Statement have been resolved, we will act on the request and grant acceleration of the effective date, pursuant to delegated authority.

Please call me at (202) 551-6779 with any questions or concerns regarding these matters you would like to discuss.

Sincerely,

/s/ Karen Rossotto

Karen Rossotto
Senior Counsel

cc:     Jay Williamson, Branch Chief
        Jeff Long, Staff Accountant
        Arthur Delibert, K&L Gates LLP